Mr. Mike Kinney

Chairman of the Board

Husker Ag, LLC

54048 Highway 20

Plainview, Nebraska 68769

October 10, 2006

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Ms. Pamela Long

Mr. Craig Slivka

Mr. Chris Edwards

United States Securities and Exchange Commission

Division of Corporation Finance

MAIL STOP 7010

Washington, D.C. 20549-7010

Re:	Husker Ag, LLC
Registration Statement on Form S-3
File No. 333-137122
Filed September 5, 2006
Quarterly Report on Form 10-Q for the period ended June 30, 2006

Dear Ms. Long, Mr. Slivka and Mr. Edwards:

In response to the Securities and Exchange Commission’s comment letter dated September 29, 2006, Husker Ag, LLC (the “Husker Ag”) has prepared the following responses to comments 1 – 22, along with a response to your “closing comments”.

Registration Statement on Form S-3

1.	The ability of the board of directors to issue calls for periodic payments after the exercise of the subscription rights, in addition to the delay in issuing the membership units until all payments have been made, gives the offering the appearance of a delayed primary offering under Rule 415(a)(1)(x), which the company is not eligible to do on Form S-3. Please provide a detailed legal analysis of why this offering should not be treated as a delayed primary offering under Rule 415(a)(1)(x).

Although we believe that there is a proper legal distinction between a delayed offering, and a delayed payment obligation following the termination of the rights

Ms. Long

Mr. Slivka

Mr. Edwards

October 10, 2006

offering, the Husker Ag, LLC Board of Directors has approved the following changes to the rights offering, which are reflected in the Amendment No. 1 filed with the SEC:

(1) The rights offering will terminate on a fixed date (tentatively set for November 30, 2006), at which time all subscriptions and the full purchase price for the basic subscription purchase price must be submitted. The deferred payment structure which provided for an initial 10% down payment has been eliminated, and replaced with a requirement that 100% of the purchase price be submitted with the subscription agreement.

(2) As noted, the ability of the Board to issue calls for periodic payments after the exercise of the subscription rights has been eliminated. The entire subscription amount for the rights exercised by the Husker Ag member must be submitted by the rights offering termination date.

(3) With the elimination of the deferred payment structure, there will be no delay in the issuance of membership units. The membership units will be issued effective upon Husker Ag’s close of the rights offering and acceptance of the subscription funds from the subscription agent. Membership certificates will be issued to subscribing members promptly thereafter.

The rights offering as reflected in the S-3 Registration Statement of Husker Ag meets the requirements of General Instruction (B)(4) to Form S-3, and is in accordance with Rule 415(a)(1)(iii). The offering is limited solely to members of Husker Ag, LLC on the record date, and each member is entitled to subscribe on a pro rata basis for one additional unit for each unit held as of the record date. The rights are non-transferable, and, as noted above, must be paid for in full at the time of subscription.

We believe these changes address the issues raised in this comment 1 of the SEC comment letter.

2.	We note that the company will receive only 10% of the subscription amount upon subscription by members. Please address on a supplemental basis the effect that receiving less than the full subscription amount will have on the validity of the membership units. We note, for example, that it appears units will not be fully paid and non-assessable upon conclusion of the offering.

As noted in the answer to comment 1, the deferred payment structure has been eliminated, and subscribers must pay the full amount of the basic subscription purchase price. Upon acceptance of such funds by Husker Ag, LLC, certificates representing the membership units will be issued to the subscribers, and such membership units will be fully paid and non-assessable.

Ms. Long

Mr. Slivka

Mr. Edwards

October 10, 2006

Prospectus Cover Page

3.	Please limit the cover page to the information required by Item 501 of Regulation S-K.

The cover page has been revised to include only the information required by Item 501 of Regulation S-K.

4.	Please disclose the level of participation of your officers and directors in purchasing the rights.

On the cover page we have also disclosed the level of participation of our officers and directors in purchasing the rights.

Prospectus Summary, page 2

5.	Please disclose whether you are currently in negotiations to secure the required financing to complete the plant expansion.

On October 6, 2006, Husker Ag, LLC reached a non-binding agreement in principle with our primary lender, Union Bank & Trust Company, to provide debt financing for the plant expansion. This fact has been disclosed in the “Prospectus Summary – The Reason for this Offering”. We have set forth the material terms of this non-binding proposal in “Use of Proceeds”. We have also disclosed the existence of this non-binding agreement in “Risk Factors – Risks Related to Our Business”.

In the summary we have also disclosed that we are negotiating final terms with Union Bank and that we anticipate continual negotiations until an agreement is reached.

6.	Please clarify that holders who exercise their subscription rights will not receive the membership units and the associated rights, including voting rights, until the company makes the final call.

As noted in our answer to comment 1 above, the deferred payment structure has been eliminated, and subscribers must pay the full amount of the basic subscription purchase price. Therefore, we believe that this comment is no longer applicable as originally stated. Nonetheless, we have added a comment in the summary that we will issue the membership units which were properly exercised and fully paid for in the rights offering as soon as practicable after the completion of this rights offering.

Ms. Long

Mr. Slivka

Mr. Edwards

October 10, 2006

Questions and Answers

7.	Please include disclosure in this section that the closing of the rights offering is subject to the execution of a definitive financing agreement.

We have added the following question and answer to this section:

Is the closing of the rights offering subject to debt financing?

Yes. Because of our need for debt financing to help pay for the plant expansion project, the closing of this rights offering is subject to our execution of a definitive financing agreement. If we are not able to secure financing from a lender, we will terminate this offering and return any subscription payments received from our rights holders, without interest.

What are the United States federal income tax consequences…, page 7

8.	Please disclose that this information is counsel’s opinion and identify counsel here.

At the beginning of our answer to this question, we have added the phrase “In the opinion of our tax counsel, Baird Holm LLP, the…”

Reasons for the Rights Offering, page 22

9.	Please briefly describe the options considered by the board.

To begin with, we changed the statement indicating that the Board of Directors had considered “all available options”, to more accurately reflect the fact that we only considered “other possible options”. The original statement was inadvertently too broad as the Board did not review every financing option that may be “available” to Husker Ag.

We then added a brief description of the other options that were considered and rejected by the Board which included debt financing for all or substantially all of the project cost and raising equity financing from outside investors.

Terms of Payment – Oversubscription Rights, page 24

10.	Please clarify whether the 10% down payment is for the basic subscription rights or if also includes any oversubscriptions rights.

As noted in the answer to comment 1, the deferred payment structure has been eliminated, and subscribers must now pay the full amount of the basic subscription

Ms. Long

Mr. Slivka

Mr. Edwards

October 10, 2006

purchase price. Therefore, we believe that this comment is no longer applicable as originally stated. Further, we believe that our changes to this section, which were required to reflect the new payment structure, help clarify the fact that the subscribers are not required to submit any payment for the exercise of their oversubscription rights with the subscription materials and payment of the basic subscription purchase price.

Rights of Subscribers, page 26

11.	Disclose when you anticipate issuing the membership units.

We have added the following statement to this section:

We will issue certificates representing membership units which were properly exercised and fully paid for in this rights offering as soon as practicable after the completion of the rights offering.

Determination of Subscription Price, page 27

12.	We note the disclosure on page 27 in which you refer to “other factors” taken into account by your board in deciding to use the same price as in your initial public offering. Please revise to remove this vague disclosure or discuss these other factors.

We have removed the reference to “other factors”.

Material United States Federal Income Tax Considerations, page 27

13.	Please delete the term “certain” in the first sentence.

Deleted.

14.	Please clearly set forth counsel’s opinion on whether the registrant will be treated as a partnership.

We have added the following sentence as the beginning of the section “Material United States Federal Income Tax Considerations – Partnership Tax Status”:

In the opinion of our tax counsel, assuming we do not elect to be taxed as a corporation and we continue to comply with the procedures and requirements set forth in the section below entitled “Federal Income Tax Considerations – Publicly Traded Partnership Rules,” Husker Ag will continue to be treated as a partnership for federal income tax purposes.

Ms. Long

Mr. Slivka

Mr. Edwards

October 10, 2006

Subscription Application and Agreement

Representations and Warranties of the Member, page A-6

15.	We regard as inappropriate for the subscription agreement to require the holder to acknowledge that he or she has reviewed or understands the prospectus since this acts as a disclaimer and the agreement should be consistent with the disclosure in the prospectus. Please revise to delete this requirement.

We have revised the subscription application and agreement to delete this requirement. We have also made a few other changes to comply with changes made to the prospectus, such as the elimination of the deferred payment structure.

Exhibit 5 – Legal Opinion

16.	The sentence “We are delivering this opinion to the Company solely to satisfy the requirement of the Securities and Exchange Commission set forth in Item 601(a) and Item 601(b)(5)(i) of Regulation S-K under the Securities Act, as amended, and no other person may rely on this opinion without our prior written consent…” implies that investors cannot rely on this opinion. Please revise to remove this implication.

We have revised the legal opinion to remove this implication.

Exhibit 8 – Tax Opinion

17.	We note the statement in the first sentence of the eighth paragraph. Please delete this statement or ensure that the opinion is dated as of the date the registration statement is declared effective.

We have revised this sentence; and we will ensure that an updated opinion is dated (and filed) as of the date the registration statement is declared effective.

18.	Please delete the last sentence in the eighth paragraph as it implies that investors cannot rely on this opinion.

We have deleted this sentence.

Ms. Long

Mr. Slivka

Mr. Edwards

October 10, 2006

Quarterly Report on Form 10-Q for the period ended June 30, 2006

Item 4:	Controls and Procedures, page 29

19.	Disclose when the material weaknesses were identified, by whom they were identified and when they first began.

Husker Ag filed Amendment No. 1 to its Form 10-Q (the “Amended Form 10-Q”) for the quarter ended June 30, 2006 on October 10, 2006. In its Amended Form 10-Q, Husker Ag revised its disclosure under Item 4 of Form 10-Q. See, the revised disclosures set forth in the Amended Form 10-Q, setting forth the information requested.

20.	Please specify the control weaknesses that resulted in problems with accurate reporting and disclosure of amounts and other disclosure items in your financial statements.

As mentioned above in Husker Ag’s response to comment 19, Husker Ag has revised its disclosure under Item 4 of Form 10-Q, specifying the requested information. See, the revised disclosures set forth in the Amended Form 10-Q.

21.	We note that management is in the process of developing additional procedures to help address the material weakness and that you have taken the following remedial actions: responsibilities for certain accounting functions have been delegated and/or reassigned among your available personnel; review procedures have been implemented for certain accounting functions to allow for greater oversight and cross-review; and you are in the process of documenting formal accounting policies and internal controls. Please describe these functions, procedures, and policies with greater specificity and disclose when they were implemented.

As mentioned above in Husker Ag’s response to comment 19, Husker Ag has revised its disclosure under Item 4 of Form 10-Q to include more specific information as requested. See, the revised disclosures set forth in the Amended Form 10-Q.

22.

Please explain how you arrived at the conclusion that during your second fiscal quarter ended June 30, 2006, there were no significant changes in your internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting in light of the fact that you appear to have taken remedial action to address material deficiencies. It would seem that these remedial measures would materially affect your internal control over financial reporting. Please revise to state clearly, if correct, that there were changes in

Ms. Long

Mr. Slivka

Mr. Edwards

October 10, 2006

your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

As mentioned above in Husker Ag’s response to comment 19, Husker Ag has revised its disclosure under Item 4(b) of Form 10-Q to add a reference to the changes made and their impact on the Company’s internal controls over financial reporting. See, the revised disclosures set forth in the Amended Form 10-Q.

Closing Comments

We note in your statement that you will file a prospectus supplement to set forth the names of any underwriters, dealers, or agents and their arrangements with the selling shareholders. However, to the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances as well.

As noted in the “Plan of Distribution” section of its prospectus, Husker Ag is offering its membership units directly to its members and has not employed any brokers, dealers or underwriters in connection with the rights offering, and has no intent to do so. This is true with respect to both the offering of basic subscription rights, and any oversubscription rights granted to Husker Ag members. In the event there were unsubscribed membership units after the determination of oversubscription rights, the rights offering would be terminated, and Husker Ag would not reoffer unsubscribed units to any other person, or through the use of any broker, dealer or underwriter. Thus, we believe the comment is not applicable to our filing. Husker Ag does not object to the requested revision language, but does not believe it is applicable to its rights offering structure.

* * * * *

In addition to the changes reflected above, we have made a number of non-material changes to the Registration Statement which are shown in the black-lined version of the document. We will provide you with black-lined versions of the document under separate cover.

In connection with responding to the comments, Husker Ag acknowledges that:

•	Husker Ag is responsible for the adequacy and accuracy of the disclosure in filing.

Ms. Long

Mr. Slivka

Mr. Edwards

October 10, 2006

•	Staff comments or changes to the disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

•	Husker Ag may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Please feel free to contact Dennis J. Fogland at (402) 636-8264 or Doug Murray at (402) 636-8207 both of Baird Holm LLP if you have any questions or comments.

Respectfully Submitted,

/s/ Mike Kinney
Mike Kinney, Chairman of the Board